FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)
Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 17, 2015, announcing that Registrant’s HTS VSAT network went live at JCP, BRASTRADING’s telecommunications subsidiary in Brazil.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 18, 2015	By: /s/ Yael Shofar
Yael Shofar
Corporate Secretary

Gilat's HTS VSAT Network Goes Live at JCP, BRASTRADING’s
Telecommunications Subsidiary in Brazil

SkyEdge II-c Plaform over Ka-band E3b satellite “operating perfectly” according to the CEO of JCP/President of BRASTRADING

Petah Tikva, Israel, March 17, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that the SkyEdge II-c High-Throughput Satellite (HTS) Multi-Spot Beam network previously announced on December 22, 2014, went live successfully at JCP, the Brazilian telecommunications subsidiary of Florida-based BRASTRADING, Inc. With its new network, JCP is making Ka-band broadband services available to consumers, enterprise, and the maritime and aviation mobility markets.

“Our VSAT platform is live, serving our initial customers over our KA band service package on the EUTELSAT E3b satellite and is operating perfectly,” announced Wagner Moura, CEO of JCP and President of BRASTRADING, Inc. “We believe there is a large opportunity for Ka-band in Latin America, to extend Wi-Fi, LTE over IP, and for content distribution.  A major operator recently spent $2 billion to connect one million people via a fiber optic network. By using our satellite network, they could connect the next million people, at one third the price and in a fraction of the time.”

About JCP
JCP is the Brazilian telecommunications subsidiary of Florida-based BRASTRADING, Inc. BRASTRADING is an engineering and infrastructure company providing telecommunications services and equipment to diverse entities around the world. BRASTRADING is the exclusive leaseholder of the Eutelsat E3B KA bandwidth service package, extending KA coverage to all of Brazil.  With more than 17 years of experience in strategic distribution services, BRASTRADING’s understanding of world markets is unparalleled. Whether dealing with companies in South America, Europe, Asia, the United States or anywhere else on the globe, BRASTRADING is leader in the supply chain industry.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions.

Gilat is a company under the control of the FIMI Private Equity Funds.
For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com